1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

December 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey Gabor, Celeste Murphy

Re:	Sonoma Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed November 24, 2020
File No. 333-250925

Dear Mr. Gabor:

I am the Chief Executive Officer for Sonoma Pharmaceuticals, Inc. (the “Company”). The Company will file a revised registration statement on Form S-3/A through EDGAR.

The Form S-3/A contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated December 7, 2020.

Set forth below is the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the comment in the letter from the Staff.

Registration Statement on Form S-3 filed November 24, 2020

Selling Security Holders, page 5

Comment 1:	Rule 430B(b) permits omission of the number of shares registered for resale and the list of selling shareholders “for primary offerings pursuant to General Instruction I.B.1.” Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling stockholders. Please refer to Rule 430B(b)(2) and Instruction II.G of Form S-3.

Response 1:	The Company deleted the entire section on selling security holders as there are currently no such holders.

Legal Matters, page 17

Comment 2:	Please include Item 509 of Regulation S-K disclosure with respect to your Chief Executive Officer.

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1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

Response 2:	The Company added a brief statement as to the nature of the relationship of the Chief Executive Officer.

In addition, the Company made minor updates as marked in the registration statement.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Sincerely,

/s/ Amy Trombly

Amy Trombly, Esq.

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